Exhibit 12.1

Global Brass and Copper Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
(in millions)
Earnings
Income before provision for income taxes and equity income	$47.6	$31.4	$31.1	$85.8	$67.2
Add:
Fixed charges	40.9	41.0	40.9	41.8	26.3
Amortization of capitalized interest	—	—	—	—	—
Distributions from equity investment	0.4	0.5	1.0	0.5	0.6
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Capitalized interest	0.2	0.1	—	0.6	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.6	0.4	0.5	0.2	0.6

Total Earnings	$88.1	$72.4	$72.5	$127.3	$93.5
Fixed Charges
Interest expense	$39.6	$39.8	$39.7	$40.0	$25.1
Capitalized interest	0.2	0.1	—	0.6	—
Estimated interest in rent expense (a)	1.1	1.1	1.2	1.2	1.2

Total Fixed Charges	$40.9	$41.0	$40.9	$41.8	$26.3

Ratio of Earnings to Fixed Charges	2.2	1.8	1.8	3.0	3.6

(a)	Interest portion of rental expense is estimated to equal 33% of such expense, which is considered a reasonable approximation of the interest factor.